SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

FAMOUS DAVE’S OF AMERICA, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

307068106
 (CUSIP Number)

Arthur H. Amron, Esq.
Wexford Capital LP
411 West Putnam Avenue
Greenwich, CT 06830
(203) 862-7012
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 18, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 307068106
1	Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (entities only)	Debello Investors LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) 
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e	
6	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	29,785
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	29,785
11	Aggregate Amount Beneficially Owned by Each Reporting Person	29,785
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) 
13	Percent of Class Represented by Amount in Row (11)	0.43%
14	Type of Reporting Person (See Instructions)	CO

CUSIP No. 307068106
1	Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (entities only)	Wexford Focused Investors LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) 
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e	
6	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	61,973
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	61,973
11	Aggregate Amount Beneficially Owned by Each Reporting Person	61,973
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) 
13	Percent of Class Represented by Amount in Row (11)	0.88%
14	Type of Reporting Person (See Instructions)	OO

CUSIP No. 307068106
1	Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (entities only)	Wexford Spectrum Investors LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) 
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e	
6	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	1,240,953
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	1,240,953
11	Aggregate Amount Beneficially Owned by Each Reporting Person	1,240,953
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) 
13	Percent of Class Represented by Amount in Row (11)	15.97%
14	Type of Reporting Person (See Instructions)	OO

CUSIP No. 307068106
1	Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (entities only)	Wexford Capital LP
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) 
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e	
6	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	1,332,711
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	1,332,711
11	Aggregate Amount Beneficially Owned by Each Reporting Person	1,332,711
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) 
13	Percent of Class Represented by Amount in Row (11)	19.03%
14	Type of Reporting Person (See Instructions)	PN

CUSIP No. 307068106
1	Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (entities only)	Wexford GP LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) 
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e	
6	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	1,332,711
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	1,332,711
11	Aggregate Amount Beneficially Owned by Each Reporting Person	1,332,711
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) 
13	Percent of Class Represented by Amount in Row (11)	19.03%
14	Type of Reporting Person (See Instructions)	OO

CUSIP No. 307068106
1	Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (entities only)	Charles E. Davidson
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) 
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e	
6	Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	1,332,711
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	1,332,711
11	Aggregate Amount Beneficially Owned by Each Reporting Person	1,332,711
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) 
13	Percent of Class Represented by Amount in Row (11)	19.03%
14	Type of Reporting Person (See Instructions)	IN

CUSIP No. 307068106
1	Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (entities only)	Joseph M. Jacobs
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) 
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e	
6	Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	1,332,711
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	1,332,711
11	Aggregate Amount Beneficially Owned by Each Reporting Person	1,332,711
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) 
13	Percent of Class Represented by Amount in Row (11)	19.03%
14	Type of Reporting Person (See Instructions)	IN

SCHEDULE 13D

The reporting persons named in Item 2 below are hereby jointly filing this Schedule 13D (this “Statement”) because due to certain affiliates and relationships among the reporting persons, such reporting persons may be deemed to beneficially own the same securities directly acquired from the Issuer by one of the reporting persons.  The reporting persons previously filed a Form 13G on March 28, 2014 and Amendmenent No. 1 to that Form 13G on January 16, 2015.  In accordance with Rule 13d-1(k)(1)(iii) promulgated pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the reporting persons named in Item 2 below have executed a written agreement relating to the joint filing of this Schedule 13D (the “Joint Filing Agreement”), a copy of which is annexed hereto as Exhibit 99.1.

Item 1.	Security and Issuer

This Statement is being filed with respect to the common stock, $0.01 par value per share (the “Common Stock”), of Famous Dave’s of America, Inc. (the “Company”). The address of the principal executive offices of the Company is:

Famous Dave’s of America, Inc.
12701 Whitewater Drive, Suite 200
Minnetonka, MN 55343

Item 2.	Identity and Background

(a)	This statement is filed by

(i)
Each of  Debello Investors LLC, Wexford Focused Investors LLC and Wexford Spectrum Investors LLC (collectively, the “Purchasing Entities”), each of which is a Delaware limited liability company, with respect to the shares of Common Stock owned by them;

(ii)	Wexford Capital LP (“Wexford Capital”), a Delaware limited partnership, which is the manager of the Purchasing Entities;

(iii)	Wexford GP LLC (“Wexford GP”), a Delaware limited liability company, which is the general partner of Wexford Capital, which acts as manager to the Purchasing Entities;

(iv)	Charles E. Davidson (“Mr. Davidson”), the Chairman and a managing member of Wexford GP; and

(v)	Joseph M. Jacobs (“Mr. Jacobs”), the President and a managing member of Wexford GP.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons”. All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b)	The address of the principal business and principal office of the Reporting Persons is c/o Wexford Capital LP, 411 West Putnam Avenue, Suite 125, Greenwich, CT 06830.

(c)
Each of Purchasing Entities is a private investment fund formed for the purpose of making various investments. Wexford Capital is an investment advisor registered with the Securities and Exchange Commission, and manages a series of investment funds.  Wexford GP is the general partner of Wexford Capital.  Messrs. Davidson and Jacobs are the managing members of Wexford GP.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of the Reporting Persons has, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)
Each of Wexford Focused Investors LLC, Debello Investors LLC, Wexford Spectrum Investors LLC and Wexford GP LLC is a Delaware limited liability company.  Wexford Capital is a Delaware limited partnership. Messrs. Davidson and Jacobs are each United States citizens.

Item 3.	Source and Amount of Funds or Other Consideration.

The shares of Common Stock beneficially owned by the Reporting Persons were acquired through open market purchases using the general funds of the Purchasing Entities, which funds were contributed by investors in such entities. The net investment cost (including commissions, if any) for shares purchased since the shares reported in Amendment 1 of the 13G previously filed by the Reported Persons is approximately $12,008,197.  Such shares are held by the Purchasing Entities.

Item 4.	Purpose of Transaction.

The Reporting Persons have from time to time engaged, and anticipate that they will continue to engage, in a dialogue with members of the Issuer’s Board of Directors and management and with other shareholders of the Issuer.  Such future dialogue may relate to potential changes to the execution of the Issuer’s business plan and strategy, potential changes to the Issuer’s management and / or Board of Directors, or other events specified in subparagraphs (a) – (j) of Item 4 of Schedule 13D and proposals related to the foregoing, in each case with the objective of maximizing shareholder value.  In addition, the Reporting Persons may take or propose other actions, such as acquiring additional securities of the Issuer or seeking representation on the Issuer’s Board of Directors, again with the objective of maximizing shareholder value.

The Reporting Persons intend to review their investment in the Issuer’s shares on a continuing basis and depending on a number of factors, including without limitation, the Issuer’s financial position and strategy, the price level of the shares and general economic and industry conditions, may change their strategy with respect to the Issuer, and may take or propose other actions regarding the Issuer.

Item 5.	Interest in Securities of the Issuer

The aggregate number and percentage of shares of Common Stock beneficially owned by the Reporting Persons (on the basis of 7,003,475 shares of Common Stock issued and outstanding as reported in the Company’s Form 10-Q filed with the Commission on May 8, 2015) are as follows:
Debello Investors LLC
a)		Amount beneficially owned: 29,785	Percentage: 0.43%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	29,785
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	29,785
Wexford Focused Investors LLC
a)		Amount beneficially owned: 61,973	Percentage: 0.88%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	61,973
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	61,973
Wexford Spectrum Investors LLC
a)		Amount beneficially owned: 1,240,953	Percentage: 15.97%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	1,240,953
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	1,240,953
Wexford Capital LP
a)		Amount beneficially owned: 1,332,711	Percentage: 19.03%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	1,332,711
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	1,332,711
Wexford GP LLC
a)		Amount beneficially owned: 1,332,711	Percentage: 19.03%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	1,332,711
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	1,332,711
Charles E. Davidson
a)		Amount beneficially owned: 1,332,711	Percentage: 19.03%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	1,332,711
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	1,332,711
Joseph M. Jacobs
a)		Amount beneficially owned: 1,332,711	Percentage: 19.03%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	1,332,711
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	1,332,711

The total shares of Common Stock reported as beneficially owned by each of Wexford Capital, Wexford GP, Mr. Davidson and Mr. Jacobs include the shares of Common Stock reported as beneficially owned by the Purchasing Entities. Wexford Capital may, by reason of its status as manager of the Purchasing Entities, be deemed to own beneficially the shares of Common Stock of which the Purchasing Entities possess beneficial ownership. Wexford GP may, by reason of its status as general partner of Wexford Capital, be deemed to own beneficially the securities of which the Purchasing Entities possess beneficial ownership. Each of Messrs. Davidson and Jacobs may, by reason of his status as a controlling person of Wexford GP, be deemed to own beneficially the shares of Common Stock of which the Purchasing Entities possess beneficial ownership. Each of Wexford GP, Wexford Capital, Davidson and Jacobs, shares the power to vote and to dispose of the shares of Common Stock beneficially owned by the Purchasing Entities.  Each of Wexford Capital, Wexford GP, Davidson and Jacobs disclaims beneficial ownership of the shares of Common Stock owned by the Purchasing Entities and this report shall not be deemed as an admission that they are the beneficial owner of such securities except, in the case of Messrs. Davidson and Jacobs, to the extent of their respective personal ownership interests in any of the members of the Purchasing Entities.

Except as set forth in Item 3 above, the Reporting Persons have not effected any transactions in the Common Stock during the 60 days preceding the date of this Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.	Material to be Filed as Exhibits

99.1  Joint Filing Agreement

* * * * *

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 22, 2015	Company Name
DEBELLO INVESTORS LLC

	By:	/s/ Arthur Amron
	Name:	Arthur H. Amron
	Title:	Vice President and Assistant Secretary

WEXFORD FOCUSED INVESTORS LLC

	By:	/s/ Arthur Amron
	Name:	Arthur H. Amron
	Title:	Vice President and Assistant Secretary

WEXFORD SPECTRUM INVESTORS LLC

	By:	/s/ Arthur Amron
	Name:	Arthur H. Amron
	Title:	Vice President and Assistant Secretary

WEXFORD CAPITAL LP
	By:	Wexford GP LLC, its General Partner

	By:	/s/ Arthur Amron
	Name:	Arthur H. Amron
	Title:	Vice President and Assistant Secretary

WEXFORD GP LLC

	By:	/s/ Arthur Amron
	Name:	Arthur H. Amron
	Title:	Vice President and Assistant Secretary

/s/ Joseph M. Jacobs
JOSEPH M. JACOBS

/s/ Charles E. Davidson
CHARLES E. DAVIDSON

Exhibit 99.1

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1)(iii) of the Securities Exchange Act of 1934, each of the undersigned agrees that a single joint Schedule 13D and any amendments thereto may be filed on behalf of each of the undersigned with respect to the securities held by each of them in Famous Dave’s of America, Inc.

Date: June 22, 2015	Company Name
DEBELLO INVESTORS LLC

	By:	/s/ Arthur Amron
	Name:	Arthur H. Amron
	Title:	Vice President and Assistant Secretary

WEXFORD FOCUSED INVESTORS LLC

	By:	/s/ Arthur Amron
	Name:	Arthur H. Amron
	Title:	Vice President and Assistant Secretary

WEXFORD SPECTRUM INVESTORS LLC

	By:	/s/ Arthur Amron
	Name:	Arthur H. Amron
	Title:	Vice President and Assistant Secretary

WEXFORD CAPITAL LP
	By:	Wexford GP LLC, its General Partner

	By:	/s/ Arthur Amron
	Name:	Arthur H. Amron
	Title:	Vice President and Assistant Secretary

WEXFORD GP LLC

	By:	/s/ Arthur Amron
	Name:	Arthur H. Amron
	Title:	Vice President and Assistant Secretary

/s/ Joseph M. Jacobs
JOSEPH M. JACOBS

/s/ Charles E. Davidson
CHARLES E. DAVIDSON